UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                         (Amendment No.   )*

                          GTC Telecom Corp.
                           (Name of Issuer)

                    Common Stock, $.001 par value
                    (Title of Class of Securities)

                             36230F 10 2
                            (CUSIP Number)

                            June 15, 1999
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)

 X    Rule 13d-1(c)

      Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13G

CUSIP NO. 36230F 10 2

1. NAME OF REPORTING PERSONS - I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (entities only):

        Reet Trust

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        ___A
        ___B

3.      SEC USE ONLY:


4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

  NUMBER OF      5.       SOLE VOTING POWER 2,000,000
     SHARES
BENEFICIALLY     6.       SHARED VOTING POWER       0
   OWNED BY
       EACH       7.      SOLE DISPOSITIVE POWER   2,000,000
  REPORTING
     PERSON       8.      SHARED DISPOSITIVE POWER   0
       WITH

9.      AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON: 2,000,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES:  ___

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    13.41%

12.     TYPE OF REPORTING PERSON   IN

ITEM 1.

(a)               Name of Issuer

                  GTC Telecom Corp.

(b)               Address of Issuer's Principal Executive Offices

                  3151 Airway, Ave., Suite P-3, Costa Mesa, CA 92626

ITEM 2.

(a)               Name of Person Filing

                  Reet Trust

(b)               Address of Principal Business Office or, if none,
                  Residence

                  21520 Yorba Linda, Suite 6227, Yorba Linda, CA 92667

(c)               Citizenship or Place of Organization

                  California

(d)               Title of Class of Securities

                  Common

(e)               CUSIP Number

                  36230F 10 2

ITEM 3. If this statement is filed pursuant to section 240.13d-1(b) or section 240.13d-2(b) or (c), check whether the person filing is a:

(a) ____ Broker or dealer registered under Section 15 of the Act.

(b) ____          Bank as defined in section 3(a)(6) of the Act.

(c) ____ Insurance company as defined in section 3(a)(19) of the Act.

(d)____ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)____           An investment advisor in accordance with section
                  240.13(d)-1(b)(1)(ii)(E);

(f)____ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)____ A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)____ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)____           Group, in accordance with section
                  240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount Beneficially Owned: 2,000,000

(b) Percent of Class: 13.41%

(c) Number shares as to which the person has:

     (i) sole power to vote or to direct the vote 2,000,000.

     (ii) shared power to vote or to direct the vote   0  .

     (iii) sole power to dispose or to direct the disposition of 2,000,000.

     (iv) shared power to dispose or to direct the disposition of  0  .

ITEM 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___ .

Instructions: Dissolution of a group requires a response to this item.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another
Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. a listing of the shareholders of an investment company registered under the Investment Company Act of 1990 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  Identification and Classification of Member of the Group

If a group has filed this schedule pursuant to section
240.13d-(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group, if a group has filed this schedule pursuant to section 240.13d-1(d), attach an exhibit stating the identity of each member of group.

ITEM 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.  Certification

                  (a) The following certification shall be included if the statement is filed pursuant to section
                  240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                  (b) The following certification shall be included if the statement is filed pursuant to section
                  240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 6/25/99
                                                 Date

                                                 /s/ Teg Sandhu
                                                 Signature

                                                 Teg Sandhu/Trustee
                                                 Name / Title